Filed Pursuant to Rule 424(b)(2)
Registration No. 333-257908

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 18, 2024)

THE REPUBLIC OF KOREA

US$1,000,000,000 4.500% NOTES DUE 2029

The US$1,000,000,000 aggregate principal amount of 4.500% notes due 2029 (the “Notes”) will mature on July 3, 2029. The Notes will bear interest at the rate of 4.500% per year. Interest on the Notes is payable on January 3 and July 3 of each year, beginning on January 3, 2025. The Republic will not have any right to redeem the Notes prior to maturity. Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities”, the Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Notes
	Per Note	Total
Public offering price	99.664%	US$	996,640,000
Underwriting discounts	0.150%	US$	1,500,000
Proceeds to the Republic (before expenses)(1)	99.514%	US$	995,140,000

(1)	The underwriters have agreed to pay certain expenses of the Republic in connection with this offering. For more information, see “Underwriting” in this prospectus supplement.

In addition to the public offering price to the public, you will have to pay for interest accrued on the Notes from July 3, 2024, if any.

The Notes will be designated “enhanced collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus). See “Summary” and “Description of the Notes—General.”

Approval in-principle has been received from the Singapore Exchange Securities Trading Limited (the “Singapore Stock Exchange”) for the listing and quotation of the Notes on the Singapore Stock Exchange. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of the Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of the Republic or the Notes. In addition, application for listing of the Notes will be made to the London Stock Exchange on the International Securities Market. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about July 3, 2024.

Joint Bookrunners

BofA Securities	Citigroup	Crédit Agricole CIB

HSBC	The Korea Development Bank

The date of this prospectus supplement is June 26, 2024.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different information. The Republic is not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus supplement are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to the “Notes” contained in this prospectus supplement are to the US$1,000,000,000 aggregate principal amount of 4.500% notes due 2029.

Unless otherwise indicated, all references to “won”, “Won” or “~~W~~” contained in this prospectus supplement are to the currency of Korea and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

All references to the “Singapore Stock Exchange” contained in this prospectus supplement are to the Singapore Exchange Securities Trading Limited.

IMPORTANT NOTICES

UK MiFIR product governance / Professional investors and ECPs only target market—Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, each as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

UK Financial Promotion Legend—This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in the Republic’s prospectus dated April 18, 2024. The accompanying prospectus contains information regarding the Republic, as well as a description of some terms of the Notes. You can find further information regarding the Republic and the Notes in registration statement no. 333-257908, as amended (the “registration statement”), relating to the debt securities of the Republic, which is on file with the Securities and Exchange Commission.

THE GOVERNMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

The Government is responsible for the accuracy of the information in this prospectus supplement and the accompanying prospectus and confirms that, to the best of the Government’s knowledge, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with facts and that the Government has included all facts that should be included not to mislead potential investors. The delivery of this prospectus supplement and the accompanying prospectus at any time does not imply that any information contained in this prospectus supplement and the accompanying prospectus is correct at any time subsequent to the date of this prospectus supplement.

The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of the Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of the Republic or the Notes.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

Prospective investors should be aware that certain intermediaries in the context of this offering of the Notes, including certain underwriters, are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (the “SFC Code”). This notice to prospective investors is a summary of certain obligations the SFC Code imposes on such CMIs, which require the attention and cooperation of prospective investors. Certain CMIs may also be acting as “overall coordinators” (“OCs”) for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Republic, a CMI or its group companies, as applicable, would be considered under the SFC Code as having an association (“Association”) with the Republic, the CMI or the relevant group company. Prospective investors associated with the Republic or any CMI (including its group companies), as applicable, should specifically disclose this when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering. Prospective investors who do not disclose their Associations are hereby deemed not to be so associated. Where prospective investors disclose their Associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). If a prospective investor is an asset management arm affiliated with any underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where the underwriter or its group company has more than a 50% interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with any underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the relevant underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should be aware that certain information may be disclosed by CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order, prospective investors are deemed to have understood and consented to the collection, disclosure, use and transfer of such information by the underwriters and/or any other third parties as may be required by the SFC Code, including to the Republic, any OCs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. Failure to provide such information may result in that order being rejected.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT 2001 OF SINGAPORE (THE “SFA”)

The Republic has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country which prohibits the offering. For a description of some restrictions on the offering and sale of the Notes and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting—Non-U.S. Selling Restrictions” beginning on page S-32 of this prospectus supplement.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Non-U.S. Selling Restrictions—Korea” on page S-33 of this prospectus supplement.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING” IN THIS PROSPECTUS SUPPLEMENT.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of the Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

Issuer	The Republic of Korea.

Notes	US$1,000,000,000 aggregate principal amount of 4.500% notes due 2029.

Maturity Date	The Notes will mature on July 3, 2029.

Interest	The Notes will bear interest at the rate of 4.500% per year. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on the Notes will be paid twice each year on January 3 and July 3 of each year, beginning on January 3, 2025. Interest on the Notes will accrue from July 3, 2024.

Denominations	The Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption	The Republic may not redeem the Notes prior to maturity.

Form and Settlement	The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities” and in this prospectus supplement under “Description of the Notes—Form and Registration— Certificated Notes”, the global notes will not be exchangeable for Notes in definitive registered form and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking S.A. (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement”.

Listing and Markets

Approval in-principle has been received from the Singapore Stock Exchange for the listing and quotation of the Notes on the Singapore Stock Exchange. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of US$200,000. The Republic will offer the Notes for sale in countries in the Americas, Europe, Asia and elsewhere where it is legal to make such offers. In addition, it is expected that the Notes will also be listed on the London Stock Exchange on the International Securities Market.

Status of Notes	The Notes will constitute direct, general, unconditional, and unsubordinated External Indebtedness (as defined in “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus) of the Republic for which the full faith and credit of the Republic is pledged. The Notes will rank without any preference among themselves and equally with all other unsubordinated External Indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the Notes ratably with payments being made under any other External Indebtedness of the Republic. See “Description of the Notes—Status of the Notes” in this prospectus supplement and “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Negative Pledge	Subject to certain exceptions, if any of the Notes are outstanding, the Republic will not create or permit to subsist any Security Interest (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus) on the Republic’s assets as security for any of the Republic’s Public External Indebtedness (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus), unless the Notes are secured equally and ratably with such Public External Indebtedness. See “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Delivery of the Notes	The Republic expects to make delivery of the Notes, against payment in same-day funds on or about July 3, 2024, which the Republic expects will be the fifth business day following the date of this prospectus supplement, referred to as “T+5”. You should note that initial trading of the Notes may be affected by the “T+5” settlement. See “Underwriting—Delivery of the Notes” in this prospectus supplement.

Taxation

The Republic will make all payments of principal of and interest on the Notes without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, subject to certain exceptions provided in the accompanying prospectus. See “Description of the Debt Securities—Additional

Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

Fiscal Agent	The Bank of New York Mellon.

Further Issues	The Republic may, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes (except for the public offering price and issue date) and consolidate such additional debt securities to form a single series with the Notes. See “Description of the Debt Securities— Further Issues of Debt Securities” in the accompanying prospectus.

Use of Proceeds

The net proceeds from the sale of the Notes will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transactions Act. See “Use of Proceeds” in the accompanying prospectus.

Governing Law	The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of the Republic will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Enhanced Collective Action Clauses

The Notes will be designated “enhanced collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “enhanced collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not the “uniformly applicable” requirements are met, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. See “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the

Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transactions Act. See “Use of Proceeds” in the accompanying prospectus.

RECENT DEVELOPMENTS

This section provides information that supplements the information about the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated April 18, 2024. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE REPUBLIC OF KOREA

Government and Politics

Political Parties

The 22nd legislative general election was held on April 10, 2024 and the term of the National Assembly members elected in the 22nd legislative general election commenced on May 30, 2024. Currently, there are three major political parties: The Democratic Party of Korea, or the DPK, the People Power Party, or the PPP, and the Rebuilding Korea Party, or the RKP.

As of June 13, 2024, the parties control the following number of seats in the National Assembly:

	DPK	PPP	RKP	Others	Total
Number of seats	171	108	12	9	300

The Economy

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	2019		2020		2021		2022		2023
	(billions of dollars and trillions of Won, except percentages)
GDP Growth (at current prices)		1.7%		0.9%		7.9%		4.6%		3.3	%(7)
GDP Growth (at chained 2020 year prices)		2.3%		(0.7)%		4.6%		2.7%		1.4	%(7)
Inflation(1)		0.4%		0.5%		2.5%		5.1%		3.6	%(7)
Unemployment(2)		3.8%		4.0%		3.7%		2.9%		2.7	%(7)
Trade Surplus (Deficit)(3)		$38.9		$44.9		$29.3		$(47.8)		$(10.2	)(7)
Foreign Currency Reserves		$408.8		$443.1		$463.1		$423.2		$420.1
External Liabilities(4)		$470.7		$550.6		$630.7		$665.2		$663.6	(7)
Fiscal Balance	~~W~~	(12.0)	~~W~~	(71.2)	~~W~~	(30.5)	~~W~~	(64.6)	~~W~~	(36.8	)(7)
Direct Internal Debt of the Government(5) (as % of GDP(6))		33.3%		39.3%		43.1%		46.2%		48.2	%(7)
Direct External Debt of the Government(5) (as % of GDP(6))		0.4%		0.5%		0.5%		0.5%		0.5	%(7)

(1)	Measured by the year-on-year change in the consumer price index with base year 2020, as announced by The Bank of Korea.
(2)	Average for year.
(3)	Derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(4)	Calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010.
(5)	Does not include guarantees by the Government. See “—Debt—External and Internal Debt of the Government—Guarantees by the Government” for information on outstanding guarantees by the Government.
(6)	At chained 2020 year prices.
(7)	Preliminary.
Source:	The Bank of Korea

Gross Domestic Product

The Republic has updated the reference year from 2015 to 2020 in June 2024.

The following table sets out the composition of the Republic’s GDP at current market and chained 2020 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2019	2020	2021	2022	2023(1)	As % of GDP 2023(1)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	1,022,456.7	984,088.0	1,046,772.2	1,139,397.2	1,197,566.9	49.9
Government	327,780.4	349,586.2	378,268.2	409,866.5	423,133.2	17.6
Gross Capital Formation	636,575.4	648,928.8	721,964.5	774,411.5	774,563.6	32.3
Exports of Goods and Services	755,863.2	712,542.3	874,074.3	1,052,553.6	996,865.6	41.5
Less Imports of Goods and Services	(702,081.5)	(636,678.7)	(799,166.2)	(1,052,447.3)	(990,452.9)	(41.2)
Statistical Discrepancy	0.0	0.0	0.0	0.0	(487.1)	0.0
Expenditures on Gross Domestic Product	2,040,594.3	2,058,466.5	2,221,912.9	2,323,781.5	2,401,189.4	100.0
Net Factor Income from the Rest of the World	16,609.8	16,943.8	23,413.6	28,055.4	42,128.6	1.8
Gross National Income(2)	2,057,204.1	2,075,410.3	2,245,326.5	2,351,837.0	2,443,318.1	101.8
Gross Domestic Product at Chained 2020 Year Prices:
Private	1,031,986.0	984,088.0	1,020,878.4	1,063,928.5	1,082,682.9	48.3
Government	332,258.6	349,586.2	369,293.7	384,235.8	389,091.8	17.3
Gross Capital Formation	643,841.6	648,928.8	675,845.0	676,282.5	681,957.7	30.4
Exports of Goods and Services	724,600.9	712,542.3	789,432.2	820,347.6	849,926.1	37.9
Less Imports of Goods and Services	(658,136.3)	(636,678.7)	(701,537.0)	(730,672.0)	(756,395.9)	(33.7)
Statistical Discrepancy	(748.6)	0.0	(489.4)	(842.9)	(886.5)	0.0
Expenditures on Gross Domestic Product(3)	2,072,982.4	2,058,466.5	2,153,422.9	2,212,158.9	2,243,220.4	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	16,485.9	16,943.8	22,553.7	25,584.2	38,122.9	1.7
Trading Gains and Losses from Changes in the Terms of Trade	(17,145.8)	0.0	(21,620.0)	(94,623.4)	(91,400.4)	(4.1)
Gross National Income(4)	2,072,357.0	2,075,410.3	2,154,356.5	2,143,107.5	2,189,886.8	97.6
Percentage Increase (Decrease) of GDP over Previous Year:
At Current Prices	1.7	0.9	7.9	4.6	3.3
At Chained 2020 Year Prices	2.3	(0.7)	4.6	2.7	1.4

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national income.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add up to the total Gross National Income.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2019	2020	2021	2022	2023(1)	As % of GDP 2023(1)
	(billions of Won)
Industrial Sectors:	717,338.0	719,110.4	773,620.4	789,147.0	824,491.9	34.3
Agriculture, Forestry and Fishing	30,749.6	32,481.6	36,998.4	33,656.4	34,325.0	1.4
Manufacturing, Mining and Quarrying	539,992.2	530,768.1	585,053.1	617,557.4	617,134.7	25.7
Mining and Quarrying	1,883.9	1,737.2	1,843.5	1,807.8	2,261.3	0.1
Manufacturing	538,108.3	529,030.9	583,209.6	615,749.6	614,873.4	25.6
Electricity, Gas and Water Supply	38,151.4	45,605.3	37,579.5	16,493.8	42,538.6	1.8
Construction	108,444.8	110,255.4	113,989.4	121,439.4	130,493.6	5.4
Services:	1,161,848.5	1,171,665.8	1,264,275.9	1,349,454.4	1,405,368.8	58.5
Wholesale and Retail Trade, Accommodation and Food Services	226,821.5	214,871.3	227,253.6	248,366.2	265,510.1	11.1
Transportation and Storage	71,042.4	66,603.8	82,702.3	95,655.6	94,378.8	3.9
Finance and Insurance	103,072.5	110,016.4	124,021.2	136,404.4	138,566.4	5.8
Real Estate	153,138.6	161,030.1	162,658.9	158,314.6	160,025.3	6.7
Information and Communication	84,153.0	89,215.3	102,319.0	103,549.3	106,049.4	4.4
Business Activities	151,040.4	156,652.6	166,098.7	177,636.8	186,753.6	7.8
Public Administration, Defense and Social Security	123,791.6	129,850.9	138,688.7	149,078.6	155,208.6	6.5
Education	91,337.2	90,436.1	96,862.5	101,581.8	103,917.0	4.3
Human Health and Social Work	101,960.5	106,034.6	114,340.0	123,519.0	131,995.9	5.5
Cultural and Other Services	55,490.8	46,954.8	49,330.9	55,348.1	62,963.6	2.6
Taxes Less Subsidies on Products	161,407.8	167,690.3	184,016.7	185,180.2	171,328.7	7.1
Gross Domestic Product at Current Market Prices	2,040,594.3	2,058,466.5	2,221,912.9	2,323,781.5	2,401,189.4	100.0
Net Factor Income from the Rest of the World	16,609.8	16,943.8	23,413.6	28,055.4	42,128.6	1.8
Gross National Income at Current Market Price	2,057,204.1	2,075,410.3	2,245,326.5	2,351,837.0	2,443,318.1	101.8

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2019	2020	2021	2022	2023(1)
GDP per capita (thousands of Won)	39,420	39,711	42,919	44,971	46,433
GDP per capita (U.S. dollar)	33,819	33,652	37,503	34,809	35,570
Average Exchange Rate (in Won per U.S. dollar)	1,165.7	1,180.1	1,144.4	1,292.0	1,305.4

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2019	2020	2021	2022	2023(1)
GNI per capita (thousands of Won)	39,741	40,038	43,372	45,514	47,248
GNI per capita (U.S. dollar)	34,094	33,929	37,898	35,229	36,194
Average Exchange Rate (in Won per U.S. dollar)	1,165.7	1,180.1	1,144.4	1,292.0	1,305.4

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector:

Gross Domestic Product by Economic Sector

(at chained 2020 year prices)

	2019	2020	2021	2022	2023(1)	As % of GDP 2023(1)
	(billions of Won)
Industrial Sectors:	730,320.1	719,110.4	754,589.3	771,177.9	782,080.7	34.9
Agriculture, Forestry and Fishing	34,808.6	32,481.6	33,598.5	33,866.3	32,972.5	1.5
Manufacturing, Mining and Quarrying	541,638.8	530,768.1	565,269.6	579,036.4	588,841.5	26.2
Mining and Quarrying	1,794.5	1,737.2	1,974.8	1,785.3	1,808.5	0.1
Manufacturing	539,843.1	529,030.9	563,294.8	577,227.8	587,008.9	26.2
Electricity, Gas and Water Supply	43,128.9	45,605.3	46,403.2	48,020.4	46,648.8	2.1
Construction	110,743.8	110,255.4	109,318.0	110,254.8	113,617.9	5.1
Services:	1,176,689.5	1,171,665.8	1,222,603.2	1,269,070.6	1,295,453.4	57.7
Wholesale and Retail Trade, Accommodation and Food Services	224,177.1	214,871.3	219,693.4	231,974.4	228,939.2	10.2
Transportation and Storage	77,008.3	66,603.8	73,634.5	82,748.1	92,818.6	4.1
Finance and Insurance	100,167.6	110,016.4	117,411.7	120,645.5	121,705.1	5.4
Real Estate	155,441.6	161,030.1	163,741.0	160,447.8	160,758.7	7.2
Information and Communication	85,575.8	89,215.3	97,513.5	99,786.9	100,881.1	4.5
Business Activities	156,315.5	156,652.6	159,603.6	163,453.3	166,386.4	7.4
Public Administration, Defense and Social Security	126,186.1	129,850.9	134,868.3	139,003.2	142,043.4	6.3
Education	91,935.7	90,436.1	95,484.0	98,708.1	99,515.9	4.4
Human Health and Social Work	104,355.6	106,034.6	112,370.6	119,255.3	124,697.3	5.6
Cultural and Other Services	56,331.6	46,954.8	48,282.6	52,244.1	56,119.8	2.5
Taxes Less Subsidies on Products	165,787.9	167,690.3	176,230.4	172,134.2	164,486.4	7.3
Gross Domestic Product(2)	2,072,982.4	2,058,466.5	2,153,422.9	2,212,158.9	2,243,220.4	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.

Source: The Bank of Korea

GDP growth in 2019 was 2.3% at chained 2020 year prices, as aggregate private and general government consumption expenditures increased by 3.3% and imports of goods and services decreased by 2.0%, which more than offset a decrease in gross domestic fixed capital formation by 2.1% and a decrease in exports of goods and services by 0.2%, each compared with 2018.

GDP in 2020 contracted by 0.7% at chained 2020 year prices, primarily due to a 4.6% decrease in private consumption expenditures and a 1.7% decrease in exports of goods and services, which were offset in significant part by a 3.3% decrease in imports of goods and services, a 5.2% increase in general government consumption expenditures and a 2.8% increase in gross domestic fixed capital formation, each compared with 2019. The contraction of the Republic’s GDP in 2020 was primarily due to the COVID-19 pandemic.

GDP growth in 2021 was 4.6% at chained 2020 year prices, as exports of goods and services increased by 10.8%, aggregate private and general government consumption expenditures increased by 4.2% and gross domestic fixed capital formation increased by 4.3%, which more than offset an increase in imports of goods and services by 10.2%, each compared with 2020.

GDP growth in 2022 was 2.7% at chained 2020 year prices, as aggregate private and general government consumption expenditures increased by 4.2% and exports of goods and services increased by 3.9%, which more than offset an increase in imports of goods and services by 4.2% and a decrease in gross fixed capital formation by 0.2%, each compared with 2021.

Based on preliminary data, GDP growth in 2023 was 1.4% at chained 2020 year prices, as exports of goods and services increased by 3.6%, aggregate private and general government consumption expenditures increased by 1.6% and gross domestic fixed capital formation increased by 1.4%, which was offset in significant part by a 3.5% increase in imports of goods and services, each compared with 2022.

Based on preliminary data, GDP growth in the first quarter of 2024 was 3.3% at chained 2020 year prices, primarily due to a 9.1% increase in exports of goods and services, a 1.0% increase in private consumption expenditures, a 0.4% decrease in imports of goods and services and a 0.9% increase in gross domestic fixed capital formation, the effects of which were offset in part by a 0.5% decrease in general government consumption expenditures, each compared with the corresponding period of 2023.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 3.0% and the unemployment rate was 3.3% in the first quarter of 2024.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 2,692.1 on April 30, 2024, 2,636.5 on May 31, 2024 and 2,792.1 on June 26, 2024.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,378.1 to US$1.00 on April 30, 2024, Won 1,376.5 to US$1.00 on May 31, 2024 and Won 1,386.4 to US$1.00 on June 26, 2024.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of US$16.8 billion in the first quarter of 2024, which represented a change from the current account deficit of US$6.0 billion in the corresponding period of 2023, primarily due to a change from a deficit to a surplus from the goods account and a decrease in deficit from services account, the effects of which were offset in part by a decrease in surplus from the income account.

Trade Balance

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	As % of GDP(2)	Imports(1)	As % of GDP(2)	Balance of Trade	Exports as % of Imports
	(billions of dollars, except percentages)
2019	542.2	31.0%	503.3	28.7%	38.9	107.7
2020	512.5	29.4%	467.6	26.8%	44.9	109.6
2021	644.4	33.2%	615.1	31.7%	29.3	104.8
2022	683.6	38.0%	731.4	40.7%	(47.8)	93.5
2023(3)	632.4	34.4%	642.6	34.9%	(10.2)	98.4

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(2)	At current market prices.
(3)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

Based on preliminary data, the Republic recorded a trade surplus of US$9.0 billion in the first quarter of 2024. Exports increased by 8.3% to US$163.8 billion in the first quarter of 2024 from US$151.2 billion in the corresponding period of 2023, primarily due to an improvement in the domestic economic conditions of the

Republic’s major trading partners. Imports decreased by 11.1% to US$154.7 billion in the first quarter of 2024 from US$174.0 billion in the corresponding period of 2023, primarily due to a decrease in oil prices, which also led to decreased unit prices of other major raw materials.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserve was US$412.8 billion as of May 31, 2024.

Government Finance

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2019	2020	2021	2022	2023(1)	2022	2023	2024(1)
	(billions of Won)
Total Revenues	443,853	446,628	537,619	588,332	543,586	517,701	588,577	573,261
Current Revenues	441,148	443,694	534,999	585,325	539,887	514,696	584,672	569,507
Total Tax Revenues	363,005	360,129	422,182	479,384	432,989	424,050	486,573	459,643
Taxes on income, profits and capital gains	155,736	148,622	184,509	232,319	196,253	180,740	236,860	203,425
Social security contributions	69,550	74,583	78,104	83,444	88,918	80,666	86,116	92,329
Tax on property	15,474	22,735	31,392	27,696	25,311	28,047	27,815	24,149
Taxes on goods and services	98,614	91,047	99,840	105,828	97,008	106,738	107,760	110,503
Taxes on international trade and transaction	7,882	7,059	8,227	10,324	7,288	8,735	10,724	8,907
Other tax	15,748	16,084	20,110	19,773	18,211	19,124	17,299	20,330
Non-Tax Revenues	78,143	83,565	112,818	105,941	106,898	90,646	98,099	109,864
Operating surpluses of departmental enterprise sales and property income	29,345	33,571	56,664	47,459	42,537	34,628	36,492	41,432
Administration fees & charges and non-industrial sales	10,181	9,929	10,865	11,434	12,428	11,402	12,470	13,357
Fines and forfeits	22,554	23,583	26,993	28,276	29,752	25,501	27,816	30,829
Contributions to government employee pension fund	13,523	13,876	14,918	16,348	18,149	16,633	18,480	20,322
Current revenue of non-financial public enterprises	2,540	2,606	3,378	2,425	4,032	2,483	2,842	3,925
Capital Revenues	2,705	2,934	2,620	3,007	3,700	3,006	3,905	3,754
Total Expenditures and Net Lending	455,850	517,781	568,113	652,902	580,354	571,814	601,629	617,664
Total Expenditures	436,698	489,966	538,034	622,997	559,707	546,446	584,587	593,643
Current Expenditures	387,100	455,098	502,191	585,593	523,270	506,262	545,493	553,669
Expenditure on goods and service	60,196	79,460	88,144	89,759	90,389	94,814	94,966	98,053
Interest payment	13,837	14,452	15,431	18,481	22,362	17,928	21,726	24,968
Subsidies and other current transfers	309,575	357,295	395,826	473,661	405,733	389,599	424,353	425,078
Current expenditure of non-financial public enterprises	3,492	3,891	2,790	3,692	4,785	3,922	4,449	5,570
Capital Expenditures	49,598	34,868	35,842	37,404	36,437	40,184	39,094	39,974
Net Lending	19,152	27,815	30,079	29,905	20,647	25,369	17,042	24,021

(1)	Preliminary.

Source: Ministry of Economy and Finance; The Bank of Korea; Korea National Statistical Office

Based on preliminary data, the Republic recorded total revenues of ~~W~~543.6 trillion and total expenditures and net lending of ~~W~~580.4 trillion in 2023. The Republic had a fiscal deficit of ~~W~~36.8 trillion in 2023.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2023 amounted to approximately ~~W~~1,102.1 trillion, an increase of 5.6% over the previous year.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. dollars, the estimated outstanding direct external debt of the Government as of December 31, 2023:

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)
(millions)
US$	US$ 6,025.0	US$ 6,025.0
Euro (EUR)	EUR 2,150.0	2,378.8

Total		US$ 8,403.8

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 29, 2023.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2019	690,524.1
2020	808,941.0
2021	927,865.2
2022	1,021,574.4
2023	1,080,844.4

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2019	2020	2021	2022	2023
	(billions of Won)
Domestic	14,760.0	12,490.0	10,930.0	10,620.0	10,460.0
External(1)	—	—	—	—	—

Total	14,760.0	12,490.0	10,930.0	10,620.0	10,460.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts. As of September 8, 2023, such commitments assumed by the Government amounted to ~~W~~0.2 trillion.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2023
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2014-001	June 10, 2014	June 10, 2044	4.125	USD	1,000,000,000		1,000,000,000
2014-002	June 10, 2014	June 10, 2024	2.125	EUR	750,000,000		750,000,000
2017-001	January 19, 2017	January 19, 2027	2.750	USD	1,000,000,000		1,000,000,000
2018-001	September 20, 2018	September 20, 2028	3.500	USD	500,000,000		500,000,000
2018-002	September 20, 2018	September 20, 2048	3.875	USD	500,000,000		500,000,000
2019-001	June 19, 2019	June 19, 2029	2.500	USD	1,000,000,000		1,000,000,000
2019-002	June 19, 2019	June 19, 2024	2.000	USD	500,000,000		500,000,000
2020-001	September 16, 2020	September 16, 2030	1.000	USD	625,000,000		625,000,000
2020-002	September 16, 2020	September 16, 2025	0.000	EUR	700,000,000		700,000,000
2021-001	October 15, 2021	October 15, 2026	0.000	EUR	700,000,000		700,000,000
2021-002	October 15, 2021	October 15, 2031	1.750	USD	500,000,000		500,000,000

Total External Bonds in Original Currencies							USD 6,025,000,000
							EUR 2,150,000,000

Total External Bonds in Equivalent Amount of Won(1)						~~W~~	10,835,803,500,000

(1)

U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ~~W~~1,289.4, the market average exchange rate in effect on December 29, 2023, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR 1.00 to ~~W~~1,426.6, the market average exchange rate in effect on December 29, 2023, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

None.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2023
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	0.750-5.750	2006-2023	2024-2072	998,003.4
Interest-Bearing Treasury Bond for National Housing I	1.00-2.00	2019-2023	2024-2029	81,624.2
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	2014-2020	2024-2030	2.4
Interest-Bearing Treasury Bond for National Housing III	—	—	—	0
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	0	1968-1985	—	9.4

Total Bonds				1,079,639.4

2. Borrowings
Borrowings from The Bank of Korea	—	—	—	0
Borrowings from the Sports Promotion Fund	1.870-3.665	2022-2023	2024-2025	960.0
Borrowings from The Korea Foundation Fund	—	—	—	0
Borrowings from the Labor Welfare Promotion Fund	3.665-3.975	2023	2024	50.0
Borrowings from Korea Technology Finance Corporation	3.135-3.585	2022	2024	195.0
Borrowings from the Credit Guarantee Fund for Agriculture, Forestry and Fisheries Suppliers	—	—	—	0
Borrowings from the Government Employees’ Pension Fund	—	—	—	0
Borrowings from the Film Industry Development Fund	—	—	—	0
Borrowings from the Korea Credit Guarantee Fund	—	—	—	0
Borrowings from the Housing Finance Credit Guarantee Fund	—	—	—	0
Borrowings from the Korea Infrastructure Credit Guarantee Fund	—	—	—	0

Total Borrowings				1,205.0

Total Internal Funded Debt				1,080,844.4

(1)	Interest Rates and Years of Original Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2023
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	—	—	—	0
Korea Student Aid Foundation	1.07-5.48	2011-2023	2024-2043	9,980.0
Key Industry Stabilization Fund	1.08-2.19	2020-2021	2024-2025	480.0

Total Internal Guaranteed Debt				10,460.0

E. Others

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts. As of September 8, 2023, such commitments assumed by the Government amounted to ~~W~~0.2 trillion.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes the Republic is offering. The following description is only a summary. The Republic urges you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement.

The Notes are a series of debt securities more fully described in “Description of the Debt Securities” in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

General

The Republic will issue the Notes under the fiscal agency agreement, dated as of April 17, 1998, as amended by Amendment No. 1 dated June 3, 2003 and Amendment No. 2 dated July 17, 2018, between the Republic and The Bank of New York Mellon, as fiscal agent. The Notes will constitute direct, general, unconditional and unsubordinated obligations of the Republic for which the full faith and credit of the Republic is pledged. The aggregate principal amount of the Notes will be US$1,000,000,000 and will mature on July 3, 2029. The Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

The Notes will be designated “enhanced collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “enhanced collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not the “uniformly applicable” requirements are met, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. See “Description of the Debt Securities—Events of Default— Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus.

Payment of Principal and Interest

The Notes will bear interest at 4.500% per year from July 3, 2024. Interest on the Notes will be payable semi-annually on January 3 and July 3 of each year, beginning on January 3, 2025. Interest payable on the Notes on any interest payment date will be payable to the person in whose name such Notes are registered at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date, which for so long as the Notes are in book-entry form will generally be Cede & Co., as DTC’s nominee. Principal of the Notes will be payable at par. Upon receipt of any payment of principal of or interest on the Notes, DTC will credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Notes held through such participants will be the responsibility of such participants, as is in the case with securities held for accounts of customers registered in “street name”. The Republic will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment of public and private debts. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where the due date for the payment of the principal of or interest on the Notes will be, at any place from which any check for such payment is to be mailed or where such Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, a day on which banking institutions in New York City are authorized or obligated by law to close, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Status of the Notes

The Notes will constitute direct, general, unconditional and unsubordinated External Indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The Notes will rank without any preference among themselves and equally with all other unsubordinated External Indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the Notes ratably with payments being made under any other External Indebtedness of the Republic. See “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Redemption

The Republic may not redeem the Notes prior to maturity. At maturity, the Republic will redeem the Notes at par.

Purchase of Notes by the Republic

The Republic may at any time purchase or acquire any of the Notes in any manner and at any price. The Notes which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the fiscal agent for cancellation.

Governing Law

The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of Korea will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Notices

Notices will be mailed to holders of the Notes (which will be a nominee of DTC as long as the Notes are held in global form) at their registered addresses and shall be deemed to have been given on the date of such mailing. The Republic will ensure that notices are duly given or published in a manner which complies with the rules and regulations of any stock exchange on which the Notes are for the time being listed. The Notes are expected to be listed on the Singapore Stock Exchange. In addition, it is expected that the Notes will also be listed on the London Stock Exchange on the International Securities Market.

Fiscal Agent

The duties of the fiscal agent will be governed by the fiscal agency agreement. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

The fiscal agent is the agent of the Republic, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event any global notes are exchanged for certificated notes, the Republic will appoint and maintain a paying agent in Singapore, where the certificated notes may be presented or surrendered for payment or redemption. In addition, in the event any global notes are exchanged for certificated notes, an announcement of such exchange will be made by or on behalf of the Republic through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the certificated notes, including details of the paying agent in Singapore.

Form and Registration

General

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except in the limited circumstances described under “—Certificated Notes” below, beneficial interests in the Notes will only be recorded by book-entry and owners of beneficial interests in the Notes will not be entitled to receive physical delivery of certificated notes representing the Notes.

Global Notes

Upon the issuance of the global notes for the Notes, DTC or its nominee will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note for the Notes will be limited to persons (including Euroclear and Clearstream) who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Ownership of beneficial interests in the global notes for the Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and the records of agent members (with respect to interests of persons other than DTC participants).

So long as DTC or its nominee is the holder of a global note for the Notes, DTC or its nominee, as the case may be, will be considered the holder of the Notes represented by such global note for all purposes under the fiscal agency agreement and the Notes. No beneficial owner of an interest in a global note for the Notes will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Notes referred to in this prospectus supplement and, if applicable, those of Euroclear and Clearstream) unless the Republic issues certificated notes as described under “—Certificated Notes” below.

Investors may hold their interests in the global notes for the Notes directly through DTC, if they are participants, or indirectly through organizations that are DTC participants, including Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the global notes on behalf of their DTC participants through their respective depositaries, which in turn will hold such interests in such global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Payments of the principal of and interest on the global notes for the Notes will be made to DTC or its nominee, as the holder of such global notes. None of the Republic, the underwriters or the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made to an account of beneficial ownership interests in the global notes for the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Republic expects that DTC or its nominee, upon receipt of any payment of principal of or interest on a global note for the Notes held by it or its nominee, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Republic also expects that payments by DTC participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of such participants.

DTC will take any action permitted to be taken by a holder of the Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more DTC participants to whose DTC account interests in the global notes are credited, and only in respect of such portion of the aggregate principal amount of the Notes as to which such DTC participant or DTC participants has or have given such direction.

Certificated Notes

The Republic will issue certificated notes in exchange for the global notes if:

•

DTC or any successor depositary notifies the Republic that it is unwilling or unable to continue as a depositary for such global notes or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•	the Republic, in its sole discretion, executes and delivers to the fiscal agent an order that such global notes will be exchangeable into certificated notes.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event any global notes are exchanged for certificated notes, an announcement of such exchange will be made by or on behalf of the Republic through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the certificated notes, including details of the paying agent in Singapore.

The holder of a certificated note may transfer such certificated note by surrendering it at the office maintained for such purpose in the Borough of Manhattan, the City of New York, which initially will be the office of the fiscal agent.

CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream. The Republic accepts responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its DTC participants and facilitate the clearance and settlement of securities transactions between its DTC participants. It does this through electronic book-entry changes in the accounts of its direct DTC participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct DTC participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their Euroclear/Clearstream participants and facilitate the clearance and settlement of securities transactions between their Euroclear/Clearstream participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their Euroclear/Clearstream participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear or Clearstream, if you are a DTC participant in such systems, or indirectly through organizations that are DTC participants in such systems. Euroclear and Clearstream will hold their Euroclear/Clearstream participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

The Republic and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holder, the Republic and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its DTC participants, or persons holding beneficial interests in the Notes through such DTC participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct DTC participants, who in turn act on behalf of indirect DTC participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Euroclear/Clearstream participants will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer the Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

Finally, day traders who use Euroclear or Clearstream and who purchase the Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

TAXATION

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won and the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea (the “STTCL”), no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Accordingly, unless (i) it is exempted under this STTCL or (ii) such debt securities are considered state bonds pursuant to the State Bond Act of Korea and you submit an application for non-taxation to the head of the tax office with jurisdiction over your place of tax payment, interest payment on the debt securities will be subject to withholding of Korean income or corporation tax at the rate of 14.0 per cent. for a non-resident. In addition, local income tax will be imposed at the rate of 10.0 per cent. of the income or corporation tax (raising the rate of total tax to 15.4 per cent.).

Tax is withheld by the payer of the interest.

The tax rates may be reduced by an applicable tax treaty, convention or agreement between Korea and the resident country of the recipient of the income. The relevant tax treaties are discussed below.

Capital Gains

Capital gains earned by you from the sale of the debt securities denominated in a currency other than Won to non-residents of Korea (other than to their permanent establishments in Korea) will not be subject to any Korean income or withholding taxes. In addition, capital gains earned by you from the transfer of the debt securities denominated in a currency other than Won taking place outside of Korea are currently exempt from taxes under the STTCL, provided that the issuance of such debt securities is deemed to be an overseas issuance under the STTCL. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 11% of gross sale proceeds with respect to transactions or (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs of the debt securities) 22% of net gain), unless (i) an exemption is available under an applicable income tax treaty or (ii) such debt securities are considered state bonds pursuant to the State Bond Act of Korea and you submit an application for non-taxation to the head of the tax office with jurisdiction over your place of tax payment. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident.

Stamp Taxes

You generally will not be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Tax Treaties

Korea has tax treaties with, inter alia, Algeria, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hungary, India, Indonesia, Ireland, Islamic Republic of Iran, Israel, Italy, Japan, Kingdom of Nepal, Kingdom of Saudi Arabia, Kuwait, Kazakhstan, Luxembourg, Malaysia, Malta, Mexico, Mongolia, Morocco, the Netherlands, New Zealand, Norway, Pakistan, Papua New Guinea, the Philippines, Poland, Portuguese Republic, Republic of Albania, Republic of Azerbaijan, Republic of Belarus, Republic of Chile, Republic of Croatia, Republic of Estonia, Republic of Fiji, Republic of Iceland, Republic of Latvia, Republic of Lithuania, Republic of South Africa, Republic of Venezuela, Romania, Russia, Singapore, the Slovak Republic, Spain, Sri Lanka, State of Qatar, Sweden, Switzerland, Thailand, Tunisia, Turkey, Ukraine, the Union of Myanmar, United Arab Emirates, the United Kingdom, the United States of America, Uzbekistan, Lao People’s Democratic Republic, Sultanate of Oman, Hashemite Kingdom of Jordan, Republic of Slovenia, Vietnam, Gabon, Brunei, Bahrain, Ecuador, Uruguay, Colombia, Kyrgyz, Panama, Peru, Hong Kong, Tajikistan, Serbia, Georgia, Turkmenistan, Republic of Kenya and Federal Democratic Republic of Ethiopia. Under these treaties, the rate of withholding tax generally is reduced to 5.0 per cent. to 15.0 per cent. and the tax on capital gains is often eliminated.

Each holder of the debt securities should consult with its tax adviser as to whether it is entitled to the benefit of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of interest or capital gains to submit to the payer or purchaser, as the case may be, proof sufficient to establish the party’s eligibility for tax benefits. In the absence of sufficient proof, the payer or the purchaser, as the case may be, must withhold tax at the normal rates.

Furthermore, in order for a non-resident to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as interest or capital gains) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of tax residency of such non-resident issued by a competent authority of the non-resident’s country of tax residence) as the beneficial owner of such Korean source income (“BO application”), provided that if such tax exemption is being sought by an entity for an amount that is 1 billion Won or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is 1 billion Won or more), in addition to the certificate of tax residence issued by a competent authority of the non-resident holder’s residence country, it will also be required to submit the names and addresses of all of the members of board of directors, the identities and shareholding percentages of all of shareholders (provided that if there are more than 100 shareholders, the non-resident holder may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, audit reports since incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, in case of the application for tax exemption) to the withholding agent prior to the payment date of such income. As one of the exceptions, effective from 1 January 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established; and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax Law or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. However, this requirement does not apply to tax exemptions under Korean tax law such as the STTCL.

U.S. Federal Income Tax Considerations

The second and third paragraphs under the heading “Payments or Accruals of Interest and Additional Amounts” under “Taxation—U.S. Federal Income Tax Considerations” in the accompanying prospectus shall be hereby deleted in its entirety and replaced with the following:

“Subject to generally applicable limitations and conditions, Korean interest withholding tax paid at the appropriate rate applicable to you may be eligible for credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for you. If you consistently elect to apply a modified version of the U.S. foreign tax credit rules under recently issued temporary guidance and comply with specific requirements set forth in such guidance, the Korean tax on interest generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on interest is uncertain and the Republic has not determined whether these requirements have been met. If the Korean interest tax is not a creditable tax for you or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, if you elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax adviser regarding the application of these rules to your particular situations.”

The fifth paragraph under the heading “Purchase, Sale and Retirement of Debt Securities” under “Taxation—U.S. Federal Income Tax Considerations” in the accompanying prospectus shall be hereby deleted in its entirety and replaced with the following:

“Under the foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of a debt security against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of a debt security generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Korean tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the debt security even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax adviser regarding the application of the foreign tax credit rules to a sale or other disposition of the debt security and any Korean tax imposed on such sale or disposition.”

Stated interest on the Notes is expected to be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—U.S. Federal Income Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

The Republic and the underwriters named below have entered into a Terms Agreement dated June 26, 2024 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (Debt Securities) (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. BofA Securities Inc., Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited and The Korea Development Bank are acting as representatives of the underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, the Republic has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the following principal amounts of the Notes set out opposite its name below:

Name of underwriters	Principal Amount of the Notes
BofA Securities Inc.	US$	200,000,000
Citigroup Global Markets Limited		200,000,000
Crédit Agricole Corporate and Investment Bank		200,000,000
The Hongkong and Shanghai Banking Corporation Limited		200,000,000
The Korea Development Bank		200,000,000

Total	US$	1,000,000,000

The Underwriting Agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The underwriters initially propose to offer the Notes at the public offering price described on the cover page of this prospectus supplement. After the offering of the Notes, the underwriters may from time to time change the public offering price and other selling terms. The underwriters may offer the Notes in various jurisdictions through certain of their respective affiliates. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Any underwriter who is not registered as a broker-dealer with the Securities and Exchange Commission will not engage in any transaction related to the Notes in the United States except as permitted by the Exchange Act. Crédit Agricole Corporate and Investment Bank and The Hongkong and Shanghai Banking Corporation Limited will offer the Notes in the United States through their respective registered broker-dealer affiliates in the United States, Crédit Agricole Securities (USA) Inc. and HSBC Securities (USA) Inc., respectively. Any offers or sales of any Notes by The Korea Development Bank will be effected only outside the United States.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received from the Singapore Stock Exchange for the listing and quotation of the Notes on the Singapore Stock Exchange. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of US$200,000. In addition, application for listing of the Notes will be made to the London Stock Exchange on the International Securities Market. The underwriters have advised the Republic that they intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, the Republic cannot assure you as to the liquidity of any trading market for the Notes.

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute with respect to certain payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions, stabilizing transactions and penalty bids. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the Notes originally sold by such dealer are purchased in a stabilizing transaction or a covering transaction to cover short positions. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Singapore Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$995,140,000 for the Notes after deducting underwriting discounts but not estimated expenses. The total of the Republic’s expenses for this offering are estimated to be approximately US$100,000. The underwriters have agreed to pay certain of the expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the underwriters and/or their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking, advisory or other services for the Republic for which customary compensation and expense reimbursement has been or will be received.

Delivery of the Notes

The Republic expects to make delivery of the Notes against payment for the Notes in same-day funds on or about July 3, 2024 which will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, U.S. purchasers are generally required to settle trades in the secondary market in one business day, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to one business day from the settlement, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisers.

Non-U.S. Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Notes, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

If a jurisdiction requires that an offering of the Notes be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, such offering shall be deemed to be made by the underwriters or such affiliate on behalf of the Republic in such jurisdiction.

Any investor purchasing the Notes is solely responsible for ensuring that any offer or resale of the Notes by such investor occurs in compliance with applicable laws and regulations.

Korea

The Notes have not been offered, sold or delivered, and will not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations. Any securities dealer to whom the Notes are sold will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each underwriter has severally represented and agreed that it:

(i)

has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(ii)	has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

Each underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan. Accordingly, it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and (ii) in compliance with the other relevant laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

Each underwriter has severally represented and agreed that it:

(a)

has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)0”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b)

has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement and the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Republic of Italy

The offering has not been cleared by the Commissione Nazionale per la Società e la Borsa (“CONSOB”) (the Italian securities exchange commission), pursuant to Italian securities legislation and will not be subject to formal review by CONSOB. Accordingly, each underwriter has severally represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the Notes in the Republic of Italy will be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Any such offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the Notes in the Republic of Italy must be:

(i)

made by soggetti abilitati (including investment firms, banks or financial intermediaries, as defined by Article 1, first paragraph, letter r), of the Italian Financial Act), to the extent duly authorized to engage in the placement and/or underwriting and/or purchase of financial instruments in the Republic of Italy in accordance with the relevant provisions of Legislative Decree No. 58 of 24 February 1998, CONSOB Regulation No. 20307 of 15 February 2018, as amended, Italian Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Act”), the Issuer Regulation and any other applicable laws and regulations;

(ii)

in compliance with Article 129 of the Italian Banking Act, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016); and

(iii)

in compliance with all relevant Italian securities, tax, exchange control and any other applicable laws and regulations and any other applicable requirement or limitation that may be imposed from time to time by CONSOB, the Bank of Italy or any other relevant Italian competent authorities.

Switzerland

The offering of the Notes in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”). The Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.

Important Notice to CMIs (including private banks)

This notice to CMIs (including private banks) is a summary of certain obligations the SFC Code imposes on CMIs, which require the attention and cooperation of other CMIs (including private banks). Certain CMIs may also be acting as OCs for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Republic, a CMI or its group companies, as applicable, would be considered under the SFC Code as having an Association with the Republic, the CMI or the relevant group company, as applicable. CMIs should specifically disclose whether their investor clients have any Association when submitting orders for the Notes. In addition, private banks should take all reasonable steps to identify whether their investor clients may have any Associations with the Republic or any CMI (including its group companies) and inform the relevant underwriters accordingly.

CMIs are informed that the marketing and investor targeting strategy for this offering includes institutional investors, sovereign wealth funds, pension funds, hedge funds, family offices and high net worth individuals, in each case, subject to the selling restrictions and any MiFID II product governance language or any UK MiFIR product governance language set out elsewhere in this prospectus supplement.

CMIs should ensure that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). CMIs should enquire with their investor clients regarding any orders which appear unusual or irregular. CMIs should disclose the identities of all investors when submitting orders for the Notes (except for omnibus orders where underlying investor information may need to be provided to any OCs when submitting orders). Failure to provide underlying investor information for omnibus orders, where required to do so, may result in that order being rejected. CMIs should not place “X-orders” into the order book.

CMIs should segregate and clearly identify their own proprietary orders (and those of their group companies, including private banks as the case may be) in the order book and book messages.

CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Republic. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes. CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Republic. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes.

The SFC Code requires that a CMI disclose complete and accurate information in a timely manner on the status of the order book and other relevant information it receives to targeted investors for them to make an informed decision. In order to do this, those underwriters in control of the order book should consider disclosing order book updates to all CMIs.

When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the relevant affiliated underwriter(s) (if any) to categorize it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In relation to omnibus orders, when submitting such orders, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information in respect of each order constituting the relevant omnibus order (failure to provide such information may result in that order being rejected). Underlying investor information in relation to omnibus orders should consist of:

•	The name of each underlying investor;

•	A unique identification number for each investor;

•	Whether an underlying investor has any “Associations” (as used in the SFC Code);

•	Whether any underlying investor order is a “Proprietary Order” (as used in the SFC Code);

•	Whether any underlying investor order is a duplicate order.

Underlying investor information in relation to an omnibus order should be sent to: bofa_dcm_syndicate_pb_orders@bofa.com; HKG-Syndicate@ca-cib.com; kdbdcm@kdb.co.kr.

To the extent information being disclosed by CMIs and investors is personal and/or confidential in nature, CMIs (including private banks) agree and warrant: (A) to take appropriate steps to safeguard the transmission of such information to any OCs; and (B) that they have obtained the necessary consents from the underlying investors to disclose such information to any OCs. By submitting an order and providing such information to any OCs, each CMI (including private banks) further warrants that they and the underlying investors have understood and consented to the collection, disclosure, use and transfer of such information by any OCs and/or any other third parties as may be required by the SFC Code, including to the Republic, relevant regulators and/or any other third parties as may be required by the SFC Code, for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. CMIs that receive such underlying investor information are reminded that such information should be used only for submitting orders in this offering. The relevant underwriters may be asked to demonstrate compliance with their obligations under the SFC Code, and may request other CMIs (including private banks) to provide evidence showing compliance with the obligations above (in particular, that the necessary consents have been obtained). In such event, other CMIs (including private banks) are required to provide the relevant underwriter with such evidence within the timeline requested.

LEGAL MATTERS

The validity of the Notes is being passed upon for the Republic by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Lee & Ko, Seoul, Korea. Certain legal matters will also be passed upon for the underwriters by Linklaters LLP, Seoul, Korea, and by Kim & Chang, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP may rely as to matters of Korean law upon the opinions of Lee & Ko and Kim & Chang, and Lee & Ko and Kim & Chang may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP.

GENERAL INFORMATION

The issue of the Notes has been authorized by the National Assembly pursuant to a resolution adopted on December 21, 2023.

Other than as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the financial position or affairs of the Republic since December 31, 2023 and the Republic is not a party in any litigation, arbitration or administrative proceeding that is material in the context of the issue of the Notes and is not aware of any such litigation, arbitration or administrative proceeding whether pending or threatened.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event any global notes are exchanged for certificated notes, the Republic will appoint and maintain a paying agent in Singapore, where the certificated notes may be presented or surrendered for payment or redemption. In addition, in the event any global notes are exchanged for certificated notes, an announcement of such exchange will be made by or on behalf of the Republic through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the certificated notes, including details of the paying agent in Singapore. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of US$200,000.

The registration statement with respect to the Republic and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act. Additional information concerning the Republic and the Notes is contained in the registration statement and amendments to such registration statement, including their various exhibits, which are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. This website is maintained by the Securities and Exchange Commission, and contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	ISIN	CUSIP
Notes	US50064FAX24	50064F AX2

ISSUER

The Republic of Korea

Ministry of Economy and Finance

Sejong Government Complex

477 Galmae-ro

Sejong-si 30109

The Republic of Korea

LEGAL ADVISERS TO THE REPUBLIC OF KOREA

as to matters of Korean law Lee & Ko Hanjin Building 63 Namdaemun-ro, Jung-gu Seoul 04532 The Republic of Korea	as to matters of United States law Cleary Gottlieb Steen & Hamilton LLP c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 The Republic of Korea

LEGAL ADVISERS TO THE UNDERWRITERS

as to matters of Korean law Kim & Chang 39, Sajik-ro 8 gil Jongno-gu Seoul 03170 The Republic of Korea	as to matters of United States law Linklaters LLP 22nd Floor, Center One Building 26, Eulji-ro 5-gil, Jung-gu Seoul 04539 The Republic of Korea

FISCAL AGENT & PAYING AGENT

The Bank of New York Mellon

240 Greenwich Street

New York NY 10286

United States of America

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542

LONDON LISTING AGENT

Cleary Gottlieb Steen & Hamilton LLP

2 London Wall Place

London EC2Y 5AU

England